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MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

JUDGE & ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

495 Bell Drive
(No. and Street)

Des Plaines	**Illinois**	**60016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alice Judge **(847) 204-8296**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Alice Judge**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Judge & Associates, Inc.** as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alice J. Judge
Signature

President
Title

Sworn and subscribed to me on the

22 day of February, 2020

ELSA SMITHEM
Notary Public - State of Florida
Commission # GG 333140
My Comm. Expires May 12, 2023

Elsa Smithem
Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Judge & Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Judge & Associates, Inc. as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Judge & Associates, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Judge & Associates, Inc.'s management. Our responsibility is to express an opinion on Judge & Associates, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Judge & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which is comprised of the Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3, and Information Relating to Possession and Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Judge & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Judge & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Judge & Associates, Inc.'s auditor since 2003.

Bradford R. Dooley & Associates

Chicago, Illinois
February 22, 2020

JUDGE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

<FILED PURSANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934>

JUDGE & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$10,350
Accounts Receivable	$1,612
Total Assets	**$11,962**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$1,612
Liabilities	**$1,612**

STOCKHOLDER'S EQUITY

Common stock, $1par value, 1,000 shares authorized, issued and outstanding	$1,000
Paid-in Capital	$9,350
Retained Earnings	$ 0
Total stockholder's equity	**$10,350**
Total Liabilities and stockholder's equity	**$11,962**

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
	Commissions and fees	$11,352
	Total Revenue	**$11,352**
Expenses		
	Dues, fees and assessments	$ 4,635
	Phone Expenses	$ 360
	Office Expenses	$ 1,391
	Rent Expenses	$ 3,000
	Auto Expenses	$ 1,966
	Total Expenses	**$11,352**
Net Income		**$ - 0 -**

The accompanying notes to the financial statement are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, Beg. of Year	$1,000	$9,350	$ 0	$10,350
Net Income for the Year	0	0	0	0
Balance, End of Year	$1,000	$9,350	$0	$10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Provided by Operating Activities

Net Income	$ 0	
Decrease in Accounts Receivable	$274	
Decrease in Accounts Payable	$(274)	
Net cash from (to) operating activities		$ 0
Net increase (decrease) in cash		$ 0
Cash at beginning of year		$10,350
Cash at end of year		$10,350

Supplemental Information:

The following cash amounts were paid during the year ending December 31, 2019 for:

Interest Expense	$ 0
Income Taxes	$ 0

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

(1) Organization and Nature of Business

The Company was incorporated in Illinois on August 28, 1979.

The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged in the sale of mutual funds.

(2) Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenue and expenses are recorded on the settlement date.

The Company recognizes revenue in accordance with FASB, Topic 606. Commissions earned from the sale of mutual funds, investment company shares and mutual fund trail commissions represent Judge & Assocaites' major portion of the business. For all income categories, Judge & Associates, Inc. considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b)The Fee is fixed or able to be determinable; c)Performance has occurred; and d) Collectiability is reasonably assured.

Securities Owned

Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows

The Company's policy is to include cash on hand and amounts due from banks in the reporting of cash flows.

(3) Related Party Transactions

The Company has entered into leasing arrangements whereby the Company pays the sole shareholder $164 per month for an auto lease and $250 per month for office rent. These activities resulted in auto expense of $1,966 and rent expense of $3,000 during the year ended December 31, 2019. There are no amounts outstanding as of December 31, 2019 and these payments are continuing on a monthly basis.

(4) Net Capital Requirements

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, **but** at December 31, 2019, the Company had net capital and net capital requirements of $8,738 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) Additional Paid In Capital

During the year ended December 31, 2000, pursuant to a resolution of the Board of Directors, the Company shareholder contributed $3,317 of additional paid in capital to the Company.

(6) Accounting For Uncertainty In Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with the provisions of Accounting Standards Codification, *Income Taxes* (ASC 740). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

The Company's earliest tax return subject to examination is the year ended December 31, 2016.

(7) Exemption From SEC Rule 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

(8) Subsequent Events

In accordance with the provisions set forth **in** FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 22, 2020 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

Judge & Associates, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital

Total members' equity		$10,350
Deduct members' equity not allowable for net capital		$ 0
Total members' equity qualified for net capital		$10,350
Deductions and/or charges:		
Nonallowable assets:		
Accounts Receivable	$ 1,612	
Furniture and equipment	$ 0	$1,612
Net capital before haircuts on securities positions		$8,738
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 0	0
Net Capital		$8,738

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Net capital in excess of net capital requirement	$3,738

Computation of aggregate indebtedness

Aggregate indebtedness	$1,612
Ratio of aggregate indebtedness to net capital	% 18

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2019.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

JUDGE & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year ended December 31, 2019 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2019.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.

REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2019

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477 FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Judge & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Judge & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 22, 2020

JUDGE & ASSOCIATES, INC.

EXEMPTION REPORT

Judge & Associates (the Company) is a registered broker dealer subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17c. F. R f240.07a5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17.cF.R. $240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17c. F.R. f240.bc3-3 under the following provisions of 17c.F.R.$240.15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17c. F.R. f240.15c3-3(k)(l) throughout the most recent fiscal year without exception.

Judge & Associates, Inc.

I, Alice J. Judge, swear (or affirm) that to the best of my knowledge and belief, this exemption report is true and correct.

Alice J. Judge

Alice J. Judge

President

2/22/20